Delisting Determination, The Nasdaq Stock Market, LLC, October 12, 2023, mCloud Technologies Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of mCloud Technologies Corp., effective at the opening of the trading session on October 23, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staff determination on September 20, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on September 29, 2023. The Staff determination to delist the Company securities became final on September 29, 2023.